PARAMOUNT COMMUNICATIONS INC.

                                                           January 24, 1994

          Dear Stockholder:

               On January 21, 1994, Paramount entered into a merger agreement with Viacom Inc. providing for an increase to $107 per share of its cash tender offer to purchase 50.1% of the outstanding shares, on a fully diluted basis, of Paramount's Common Stock. Following completion of the Viacom Offer, Viacom will complete the Viacom Second-Step Merger in which each Share not purchased in the Viacom Offer will be converted into the right to receive (i) 0.93065 shares of Viacom Class B Common Stock, (ii) 0.30408 shares of Viacom Merger Preferred Stock, (iii) 0.93065 Contingent Value Rights ("CVRs") and (iv) 0.5 Warrants to purchase Viacom Class B Common Stock.

               The CVRs provide a value assurance mechanism with respect to the Viacom Class B Common Stock to be issued in the Viacom Second-Step Merger. A description of the terms of the CVRs is contained in the enclosed Schedule 14D-9's. Each whole Viacom Warrant will represent the right to purchase, at any time prior to the third anniversary of the Viacom Second-Step Merger, one share of Viacom Class B Common Stock at a price of $60 per share, payable in cash.

               Concurrently with the execution of the Viacom Merger Agreement, Paramount terminated its merger agreement with QVC Network, Inc. pursuant to which QVC had made a tender offer for 50.1% of the Shares, on a fully diluted basis, at a purchase price of $92 per Share in cash. Under the QVC Merger Agreement, QVC would effect the QVC Second-Step Merger in which each Share not purchased in the QVC Offer would be converted into the right to receive (i) 1.43 shares of QVC Common Stock, (ii) 0.32 Shares of QVC Merger Preferred Stock and (iii) 0.32 Warrants to purchase QVC Common Stock. Notwithstanding the termination of the QVC Merger Agreement, QVC will remain obligated under the bidding procedures previously negotiated with Paramount.




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               YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE
          VIACOM OFFER AND THE VIACOM SECOND-STEP MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, STOCKHOLDERS OF PARAMOUNT AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE VIACOM OFFER AND TENDER THEIR SHARES IN THE VIACOM OFFER.

               YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE PRESENT QVC OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO IT.

               In reaching its conclusions, the Board considered, among other things, the opinion of Lazard Freres & Co., financial advisor to Paramount, that (i) the aggregate consideration payable to Paramount stockholders in the Viacom Offer and the Viacom Second-Step Merger, taken together, is fair to Paramount stockholders from a financial point of view, (ii) the aggregate consideration payable to Paramount stockholders in the QVC Offer and the QVC Second-Step Merger, taken together, is fair to Paramount stockholders from a financial point of view and (iii) the aggregate consideration payable to Paramount stockholders in the Viacom Offer and the Viacom Second-Step Merger, taken together, is marginally superior to the aggregate consideration payable to Paramount stockholders in the QVC Offer and the QVC Second-Step Merger, taken together, from a financial point of view. The Board also considered that the aggregate consideration offered by Viacom has a more certain value than the aggregate consideration offered by QVC because of the higher proportion of cash and securities readily susceptible to valuation and the greater certainty as to the value of the equity securities offered in the second-step merger (by virtue of the CVRs) in the Viacom proposal as compared to the QVC proposal. Other important information is described in the enclosed Schedule 14D-9's being filed with the Securities and Exchange Commission.

               Pursuant to the bidding procedures, and notwithstanding the Board's recommendations, stockholders will be provided with the opportunity to choose between the tender offers and ultimately determine which offer will be successful. The Board is committed to obtaining the best value for stockholders and, as contemplated by the bidding procedures, is prepared to revisit the foregoing recommendations in the event that any revised bids are proposed prior to the end of the bidding process on February 1, 1994.

               We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares.

                                             Sincerely,

                                             /s/ Martin S. Davis

                                             Martin S. Davis
                                             Chairman of the Board
                                             and Chief Executive Officer